Exhibit 99.1

SKF First-quarter report 2007

SKF reports record sales and profit for the first quarter of 2007. Operating profit increased by 17.2% and sales were up 8.1%. Basic earnings per share increased by 4.9%. The outlook is for continued good volume growth for the second quarter of 2007.

•	Net sales for the first quarter of 2007 were SEK 14,371 million (13,289).

•	Operating profit for the first quarter was SEK 1,886 million (1,609). The operating margin for the first quarter was 13.1% (12.1).

•	Profit before taxes for the first quarter was SEK 1,825 million (1,599).

•	Net profit for the first quarter was SEK 1,214 million (1,138).

•	Basic earnings per share for the first quarter were SEK 2.57 (2.45). Diluted earnings per share for the first quarter were SEK 2.56 (2.44).

The increase of 8.1% in net sales for the quarter, in SEK, was attributable to:
volume 7.9%, structure 4.0%, price/mix 1.8% and currency effects -5.6%.

Sales development in the first quarter (excl. structural effects)
Sales in the first quarter of 2007, calculated in local currencies and compared to sales in the same quarter last year, were significantly higher for the Group and for each of the divisions. Sales were significantly higher in Europe and Asia. Sales in North America were relatively unchanged and sales in Latin America were higher.

The manufacturing level for the first quarter was higher compared to the fourth quarter 2006 and significantly higher compared to the first quarter last year.

Outlook for the second quarter of 2007 (compared to the first quarter 2007)
The market demand for SKF's products and services in the second quarter of 2007 is expected to be higher for the Group. The demand is expected to be higher in Europe and Latin America, significantly higher in Asia and relatively unchanged in North America. The demand is expected to be higher in the Industrial and Service Division and slightly higher in the Automotive Division.

The manufacturing level for the second quarter will be unchanged compared to the first quarter 2007 and significantly higher compared to the second quarter last year.

Financial
The financial net in the first quarter of 2007 was, SEK -61 million (-10), including revaluation of share swaps of SEK 40 million.

Some key figures for the first quarter of 2007 (first quarter 2006):
- Inventories, % of annual sales, 20.1% (20.1)
- ROCE for the 12-month period, 24.9% (22.7)
- ROE for the 12-month period, 23.4% (22.3)
- Equity/assets ratio, 43.0% (45.8)
- Gearing, 37.5% (31.6)
- Registered number of employees, 41,348 (38,752)
- Cash flow after investments before financing, SEK 538 million (801)

Cash flow, after operating investments and before financial items (ie excluding the effect of financial investments) was SEK -653 million (177) for the first quarter. The cash flow includes acquisitions of around SEK 200 million and increased tax payments as well as higher inventories and accounts receivables, which reflects the strong level of activity in the business.

Exchange rates for the first quarter of 2007, including the effects of translation and transaction flows, had a negative effect on SKF’s operating profit of SEK 200 million. Based on current assumptions and exchange rates, it is estimated that the negative effect for the second quarter of 2007 will be approximately SEK 200 million. For the full year the negative effect will be approximately SEK 550 million.

Price levels for specialty steel and steel components were higher at the beginning of the year, compared to the previous year, and increased during the quarter. SKF expects to be able to continue to compensate for this through productivity, sourcing and pricing.

Major events in the first quarter
SKF announced that it has developed a new bearing family, energy efficient bearings, that reduce energy consumption by at least 30% compared to standard ISO products. The new family will be initially introduced for two types of bearings, deep groove ball bearings and taper roller bearings, which are the most commonly, used bearing types in the world. In addition, the company has developed a number of other solutions including a web-based application that can support a significant reduction in energy consumption and cost savings for process factories and manufacturing industries.

SKF signed an agreement to acquire ABBA Linear Tech Co., Ltd., a leading Asian manufacturer of profile rail guides, based in Taiwan. The ABBA Group employs approximately 400 people and has an annual turnover of approximately SEK 250 million. It is headquartered in Taipei, Taiwan and has facilities in Taiwan and in China. With the addition of ABBA's product range, SKF is reinforcing its position in linear guides. ABBA is part of the SKF Actuation & Motion Control business unit within the Industrial Division. In April, the transaction was finalized with SKF acquiring 90% of the company for SEK 400 million.

SKF signed an agreement to sell its forging business at the Luchow factory in Germany to Hay Speed Umformtechnik GmbH. The sales price is approximately EUR 32 million and SKF will make a one time profit on the sale of approximately EUR 4 million. SKF’s forging business in Luchow has 224 employees and the sales including intra-Group sales for 2006 amounted to EUR 74 million, operating profit was EUR 4.6 million. This business was part of the Automotive Division. The sale was completed in April.

SKF announced that it will invest SEK 600 million in Göteborg, Sweden to increase production capacity. The investments include two new bearing channels, two roller channels, a new heat treatment plant, new machining equipment for the production of cages, and upgrading of several bearing channels. The investments, some of which were initiated last year, will be carried out over the next two years.

On 16 February 2007, it was exactly 100 years since AB SKF was incorporated. A key focus of this jubilee year will be on strengthening the relations with the Group's customers, distributors and suppliers as well as on further building the team spirit within the Group. This will be done through a number of local activities involving customers, distributors, suppliers and employees in every country where SKF is present. Tom Johnstone, President and CEO of AB SKF, is visiting more than 35 countries during the year to support these activities and will meet over 5,000 customers. In the first quarter, 10 countries were visited.

Divisions
Comments on sales per geographical region are based on local currencies and compared to the corresponding period for 2006. The operating margin has been calculated on sales including intra-Group sales.

Industrial Division
The operating profit for the first quarter of 2007 amounted to SEK 880 million (824), resulting in an operating margin of 12.1% (12.4) on sales including intra-Group sales.

Net sales for the first quarter amounted to SEK 4,849 million (4,276), an increase of 13.4%. Sales including intra-Group sales were SEK 7,251 million (6,637).

The increase in net sales was attributable to organic growth 11.4%, structure 6.7% and currency effects -4.7%. The positive figure for structure was due to the acquisition of SNFA SAS and John Crane Safematic’s lubrication systems business.

Sales for the first quarter were significantly higher in Europe and Asia, in North America they were higher. Some segments that showed significantly higher sales were energy, mining and railway.

Service Division
The operating profit for the first quarter amounted to SEK 624 million (541), resulting in an operating margin of 12.7% (11.2).

Net sales for the first quarter amounted to SEK 4,495 million (4,381), an increase of 2.6%. Sales including intra-Group sales were SEK 4,923 million (4,812).

The increase in net sales was attributable to organic growth 9.4%, structure 0.3% and currency effects -7.1%.

Sales in the first quarter were significantly higher in Europe, Asia, Middle East and Africa.
In North America they were slightly lower and in Latin America they were higher.

SKF acquired the US based company Preventive Maintenance Company Inc. (PMCI) in Elk Grove Village, Illinois. PMCI has 70 employees with annual sales of approximately USD 10 million. PMCI is a market leader in Predictive Maintenance (PdM) services for industrial customers in the pulp & paper, metals, food, automotive and other industries. The PMCI acquisition strengthens SKF’s position in reliability services, condition monitoring products and maintenance strategies.

SKF acquired Automatic Lubrication Systems (ALS) in Burlington, Canada. ALS is a leading service company to Canadian mobile transportation equipment and industrial machinery customers for SKF Lubrication systems. ALS has 13 employees and a yearly sales of approximately CAD 2 million.

Automotive Division
The operating profit for the first quarter was SEK 354 million (242), resulting in an operating margin of 5.8% (4.3).

Net sales for the first quarter amounted to SEK 5,004 million (4,615), an increase of 8.4%. Sales including intra-Group sales were SEK 6,067 million (5,605).

The increase in net sales was attributable to organic growth 8.2%, structure 5.3% and currency effects -5.1%. The positive figure for structure was due to the acquisitions of Macrotech Polyseal Inc. (now renamed to SKF Polyseal Inc.) and Economos Austria GmbH.

For the first quarter, sales to the car and light truck industry in Europe and North America were slightly higher. Sales to the heavy truck industry in Europe were significantly higher and in North America lower. Sales to the vehicle service market were significantly higher in all regions excluding North America which had lower sales.

Sales to the electrical business and to two-wheelers producers were significantly higher in Europe and relatively unchanged in Asia.

New and amended accounting policies
The Group adopted the following new or amended accounting standards and interpretations effective 1 January 2007. These had no material impact on any of the financial statements.
•	Amendment IAS 1 (August 2005) "Presentation of Financial Statements" which requires only additional disclosures about an entity's capital;
•	IFRS 7 Financial Instruments: Disclosures Annual requires additional disclosures about financial instruments;
•	IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies;
•	IFRIC 8 "Scope of IFRS 2";
•	IFRIC 9 "Reassessment of Embedded Derivatives";
•	IFRIC 10 "Interim Financial Reporting and Impairment" which has not been endorsed by the European Commission (EC).

Previous outlook statement
Full-year report 2006:
Outlook for the first quarter 2007 (compared to the fourth quarter 2006)
The market demand for SKF's products and services in the first quarter 2007 is expected to be slightly higher. The demand is expected to be higher in Europe and Latin America, significantly higher in Asia and to be unchanged in North America. The demand for the Industrial and Service Division's products and services is expected to be higher and for the Automotive Division is expected to be slightly lower.

The manufacturing level for the first quarter of 2007 will be unchanged compared with the fourth quarter 2006 and higher compared with the first quarter 2006.

Press release from 13 March 2007
SKF sales show positive development at start of the year
The SKF Group's sales the first two months of 2007 has developed very positively. This means that the volume growth for the first quarter of 2007 is expected to be better than what was anticipated in the outlook for the first quarter, issued in the full year report in January 2007. The outlook stated that the demand was expected to be "slightly higher". The demand is now expected to be higher, due primarily to stronger sales in Europe and to sales to the automotive customers, both in Europe and the US, being stronger than expected.

Presentation from SKF
A presentation will be published on SKF’s website at the following address:
investors.skf.com (click on Presentations).

Cautionary statement
This report contains forward-looking statements that are based on the current expectations of the management of SKF.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, 24 April 2007
Aktiebolaget SKF
(publ.)

Tom Johnstone
President and CEO

Enclosures:
Financial statements
1. Consolidated income statements
2. Consolidated balance sheets and Consolidated statements of changes in shareholders' equity
3. Consolidated statements of cash flow
Other financial statements
4. Consolidated financial information - yearly and quarterly comparisons (Group)
5. Consolidated segment information - yearly and quarterly comparisons (Divisions/Segments)

The consolidated financial statements of the SKF Group are prepared in accordance with International Financial Reporting Standards. The SKF Group applies the same accounting policies and methods of computation in the interim financial statements as compared with the Annual Report including Sustainability Report 2006, except as described in this interim report.

This quarterly report has been prepared in accordance with IAS34. The report has not been reviewed by the company's auditors.

The SKF Half-year report 2007 will be published on Tuesday, 17 July 2007.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, Company reg.no. 556007-3495, tel: +46-31-3371000, fax: +46-31-3372832, www.skf.com

Enclosure 1
CONSOLIDATED INCOME STATEMENTS (MSEK)

	Jan-Mar 2007	Jan-Mar 2006

Net sales	14,371	13,289
Cost of goods sold	-10,583	-9,915
Gross profit	3,788	3,374

Selling and administrative expenses	-1,904	-1,868

Other operating income/expenses - net	2	16
Profit/loss from jointly controlled and associated companies	0	87
Operating profit	1,886	1,609

Operating margin, %	13.1	12.1

Financial income and expense - net	-61	-10
Profit before taxes	1,825	1,599

Taxes	-611	-461
Net profit	1,214	1,138

Net profit attributable to
Shareholders of the parent	1,169	1,114
Minority	45	24

Basic earnings per share, SEK*	2.57	2.45

Diluted earnings per share, SEK*	2.56	2.44

Additions to property, plant and equipment	431	368

Number of employees registered	41,348	38,752

Return on capital employed for the 12-month period ended 31 March, %	24.9	22.7

NUMBER OF SHARES	31 March 2007	31 December 2006

Total number of shares	455,351,068	455,351,068
- whereof A shares	49,533,030	49,533,030
- whereof B shares	405,818,038	405,818,038

* Basic and diluted earnings per share are based on net profit attributable to shareholders of the parent.

Enclosure 2
CONSOLIDATED BALANCE SHEETS (MSEK)
	March 2007	December 2006

Intangible assets	2,630	2,586

Deferred tax assets	1,036	948

Property, plant and equipment	11,725	11,388

Investments, non-current financial and other assets	1,595	1,429
Non-current assets	16,986	16,351

Inventories	10,869	9,939

Assets classified as held for sale	330	335

Current assets	13,278	10,635

Investments in jointly controlled company	51	48

Financial investments and cash and cash equivalents	8,238	8,930
Current assets	32,766	29,887

TOTAL ASSETS	49,752	46,238

Equity attributable to shareholders of AB SKF	20,728	18,973

Equity attributable to minority interests	688	634

Non-current loans	7,193	7,006

Provisions for post-employment benefits	4,919	4,731

Provisions for deferred taxes	1,277	1,243

Other non-current liabilities and provisions	1,836	1,606
Non-current liabilities	15,225	14,586

Current loans	986	1,047

Other current liabilities and provisions	12,059	10,939

Liabilities related to assets classified as held for sale	66	59
Current liabilities	13,111	12,045

TOTAL EQUITY AND LIABILITIES	49,752	46,238

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (MSEK)	March 2007	March 2006
Opening balance January 1	19,607	18,233
Total exchange differences arising on translation of foreign operations	500	-160
Change in fair value of investments in equity securities and cash flow hedges	151	75
Release on disposal of investments in equity securities and cash flow hedges	-21	-1
Net profit	1,214	1,138
Exercise of share options	-22	-10
Total cash dividends	-13	-18
Closing balance	21,416	19,257

Enclosure 3
CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)
	Jan-Mar 2007	Jan-Mar 2006*
Operating activities:
Profit before taxes	1,825	1,599

Depreciation, amortization and impairment	407	412

Net gain (-) on sales of intangible assets, PPE and businesses	-2	-

Taxes	-667	-358

Other including non-cash items	-109	-179

Changes in working capital	-1,464	-910
Net cash flow from operations	-10	564

Investing activities:
Operating investments:
Investments in intangible assets, PPE, businesses and equity securities	-653	-390

Sale of intangible assets, PPE and equity securities	10	3
Subtotal operating investments	-643	-387

Investments in financial and other assets	-21	-750

Sale of financial and other assets	1,212	1,374
Net cash flow used in investing activities	548	237
Net cash flow after investments before financing	538	801

Financing activities:
Change in short- and long-term loans	-95	-30

Payment of finance lease liabilities	-1	-

Cash dividends	-13	-18
Net cash flow used in financing activities	-109	-48
NET CASH FLOW	429	753

Change in cash and cash equivalents:
Cash and cash equivalents at 1 January	7,242	2,379
Cash effect, excl. acquired businesses	429	753
Exchange rate effect	58	-17
Cash and cash equivalents at 31 March	7,729	3,115

ADDITIONAL CASH FLOW INFORMATION
Cash flow after operating investments before financial items:
Net cash flow from operations	-10	564
Subtotal operating investments	-643	-387
	-653	177

Change in net interest-bearing liabilities	Opening balance 1 Jan 2007	Exchange rate effect	Cash flow change	Acquired and sold businesses	Other	Closing balance 31 Mar 2007
Loans, long- and short-term	8,053	243	-95	-	-22	8,179
Post-employment benefits, net	4,540	117	-78	-	108	4,687
Financial assets, others	-2,425	-17	1,191	-	-7	-1,258
Cash and cash equivalents	-7,242	-58	-429	-	-	-7,729
Net interest-bearing liabilities	2,926	285	589	-	79	3,879

* Certain reclassification have been made between operating, investing and financing activities, see footnote 1 to the Annual Report 2006 including Sustainability Report.

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - YEARLY AND QUARTERLY COMPARISONS
(GROUP AND DIVISIONS/SEGMENTS)
(MSEK unless otherwise stated)
	Full year					Full year
	2005	1/06	2/06	3/06	4/06	2006	1/07

Net sales	49,285	13,289	13,373	12,544	13,895	53,101	14,371
Cost of goods sold	-36,931	-9,915	-9,882	-9,296	-10,400	-39,493	-10,583
Gross profit	12,354	3,374	3,491	3,248	3,495	13,608	3,788

Gross margin, %	25.1	25.4	26.1	25.9	25.2	25.6	26.4
Selling and administrative expenses	-7,284	-1,868	-1,887	-1,764	-2,098	-7,617	-1,904
Other operating income/ expenses - net	85	16	-9	4	-33	-22	2
Profit/loss from jointly controlled and associated companies	172	87	107	50	494	738	0
Operating profit	5,327	1,609	1,702	1,538	1,858	6,707	1,886

Operating margin, %	10.8	12.1	12.7	12.3	13.4	12.6	13.1

Financial income and expense - net	-74	-10	-182	-116	-12	-320	-61
Profit before taxes	5,253	1,599	1,520	1,422	1,846	6,387	1,825

Profit margin before taxes,%	10.7	12.0	11.4	11.3	13.3	12.0	12.7

Taxes	-1,646	-461	-449	-456	-589	-1,955	-611
Net profit	3,607	1,138	1,071	966	1,257	4,432	1,214

Net profit attributable to
Shareholders of the parent	3,521	1,114	1,050	938	1,215	4,317	1,169
Minority	86	24	21	28	42	115	45

Basic earnings per share, SEK*	7.73	2.45	2.30	2.06	2.67	9.48	2.57

Diluted earnings per share, SEK*	7.70	2.44	2.30	2.05	2.66	9.45	2.56

Return on capital employed for the 12-month period, %	21.8	22.7	23.0	22.9	24.7	24.7	24.9

Gearing, %**	33.2	31.6	32.7	32.2	39.1	39.1	37.5

Equity/assets ratio, %	45.2	45.8	44.4	45.4	42.4	42.4	43.0

Net worth per share, SEK*	39	41	38	40	42	42	46

Additions to property, plant and equipment	1,623	368	469	459	637	1,933	431

Registered number of employees	38,748	38,752	38,941	39,984	41,090	41,090	41,348

*	Basic and diluted earnings per share and Net worth per share are based on net profit attributable to shareholders of the parent.

**	Current- plus non-current loans plus provisions for post-employment benefits, net, as a percentage of the sum of current- plus non-current loans, provisions for post-employment benefits, net, and shareholders equity, all at end of interim period/year end.

Enclosure 5

CONSOLIDATED SEGMENT INFORMATION - YEARLY AND QUARTERLY
COMPARISONS (MSEK unless otherwise stated)

	Full year					Full year
	2005	1/06	2/06	3/06	4/06	2006	1/07
Industrial Division
Net sales	14,821	4,276	4,289	4,039	4,572	17,176	4,849
Sales incl. intra-Group sales	23,695	6,637	6,711	6,310	7,040	26,698	7,251
Operating profit	2,374	824	838	758	607	3,027	880
Operating margin*	10.0%	12.4%	12.5%	12.0%	8.6%	11.3%	12.1%
Assets and liabilities, net	10,054	10,396	10,150	11,490	11,543	11,543	12,646
Registered number of employees	16,513	16,540	16,448	17,494	17,760	17,760	17,940

Service Division
Net sales	16,419	4,381	4,402	4,391	4,810	17,984	4,495
Sales incl. intra-Group sales	18,080	4,812	4,877	4,812	5,260	19,761	4,923
Operating profit	2,120	541	545	567	709	2,362	624
Operating margin*	11.7%	11.2%	11.2%	11.8%	13.5%	12.0%	12.7%
Assets and liabilities, net	3,359	3,658	3,677	3,531	3,437	3,437	3,898
Registered number of employees	5,025	5,061	5,116	5,165	5,279	5,279	5,330

Automotive Division
Net sales	17,050	4,615	4,658	4,103	4,493	17,869	5,004
Sales incl. intra-Group sales	20,882	5,605	5,695	5,040	5,467	21,807	6,067
Operating profit	499	242	324	218	162	946	354
Operating margin*	2.4%	4.3%	5.7%	4.3%	3.0%	4.3%	5.8%
Assets and liabilities, net	8,772	9,360	9,422	9,574	9,786	9,786	10,504
Registered number of employees	16,053	16,029	16,238	16,106	16,832	16,832	16,880

Previously published amounts have been restated to conform to the current Group structure in 2007. The structural changes include business units being moved between the divisions and from other operations to divisions.

* Operating margin is calculated on sales including intra-Group sales.